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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

                           VITALSTREAM HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   817253107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         DOLPHIN EQUITY PARTNERS, L.P.
                        750 LEXINGTON AVENUE, 16TH FLOOR
                            NEW YORK, NEW YORK 10022
                        ATTENTION: MR. RICHARD J. BREKKA
                              TEL: (212) 446-1600

                                WITH A COPY TO:

                                KIRKLAND & ELLIS
                                CITIGROUP CENTER
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                        ATTENTION: MR. JOHN KUEHN, ESQ.
                              TEL: (212) 446-4821

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                JANUARY 15, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 24 Pages

================================================================================
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Epoch Hosting, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
          NUMBER OF       7     SOLE VOTING POWER

           SHARES                            3,498,419 shares of common stock
                          ------------------------------------------------------
         BENEFICIALLY     8     SHARED VOTING POWER

          OWNED BY                          -0-
                          ------------------------------------------------------
            EACH          9     SOLE DISPOSITIVE POWER

          REPORTING                          3,498,419 shares of common stock
                          ------------------------------------------------------
           PERSON         10     SHARED DISPOSITIVE POWER

            WITH                             -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,498,419 shares of common stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.6% (calculated based upon the number of shares of common stock outstanding as of January 15, 2003, and assuming the conversion of all convertible notes and the exercise of all warrants held by each member of the group of reporting persons filing this Schedule 13D)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  CO
================================================================================

* SEE INSTRUCTIONS.

                               Page 2 of 24 Pages

================================================================================
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Epoch Networks, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [X]

                                                                       (b)   [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  California
--------------------------------------------------------------------------------
          NUMBER OF       7     SOLE VOTING POWER

           SHARES                     3,498,419 shares of common stock
                          ------------------------------------------------------
         BENEFICIALLY     8     SHARED VOTING POWER

           OWNED BY                   -0-
                          ------------------------------------------------------
            EACH          9     SOLE DISPOSITIVE POWER

          REPORTING                   3,498,419 shares of common stock
                          ------------------------------------------------------
           PERSON         10    SHARED DISPOSITIVE POWER

            WITH                      -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,498,419 shares of common stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.6% (calculated based upon the number of shares of common stock outstanding as of January 15, 2003, and assuming the conversion of all convertible notes and the exercise of all warrants held by each member of the group of reporting persons filing this Schedule 13D)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  CO
================================================================================

* SEE INSTRUCTIONS.

                               Page 3 of 24 Pages

================================================================================
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Epoch Holdings, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                 AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
--------------------------------------------------------------------------------
           NUMBER OF      7     SOLE VOTING POWER

            SHARES                    3,498,419 shares of common stock
                          ------------------------------------------------------
         BENEFICIALLY     8     SHARED VOTING POWER

           OWNED BY                   -0-
                          ------------------------------------------------------
            EACH          9     SOLE DISPOSITIVE POWER

          REPORTING                   3,498,419 shares of common stock
                          ------------------------------------------------------
           PERSON         10    SHARED DISPOSITIVE POWER

            WITH                      -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,498,419 shares of common stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.6% (calculated based upon the number of shares of common stock outstanding as of January 15, 2003, and assuming the conversion of all convertible notes and the exercise of all warrants held by each member of the group of reporting persons filing this Schedule 13D)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                 CO
================================================================================

* SEE INSTRUCTIONS.

                               Page 4 of 24 Pages

-------------------                                                 ------------
CUSIP No. 817253107                    13D                          Page 5 of 34
-------------------                                                 ------------
                      [Repeat following page as necessary]

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Dolphin Communications Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                 WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
--------------------------------------------------------------------------------
          NUMBER OF        7     SOLE VOTING POWER

           SHARES          -----------------------------------------------------
                           8     SHARED VOTING POWER
        BENEFICIALLY
                                      3,498,419 shares of common stock
          OWNED BY         -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
            EACH
                           -----------------------------------------------------
          REPORTING        10    SHARED DISPOSITIVE POWER

           PERSON                     3,498,419 shares of common stock

            WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,498,419 shares of common stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.6% (calculated based upon the number of shares of common stock outstanding as of January 15, 2003, and assuming the conversion of all convertible notes and the exercise of all warrants held by each member of the group of reporting persons filing this Schedule 13D)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                 PN
================================================================================

* SEE INSTRUCTIONS.

                               Page 5 of 24 Pages

-------------------                                                 ------------
CUSIP No. 817253107                    13D                          Page 6 of 34
-------------------                                                 ------------
                      [Repeat following page as necessary]

================================================================================
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Dolphin Communications Parallel Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
           NUMBER OF       7     SOLE VOTING POWER

            SHARES                    -0-
                           -----------------------------------------------------
         BENEFICIALLY      8     SHARED VOTING POWER

           OWNED BY                   3,498,419 shares of common stock
                           -----------------------------------------------------
             EACH          9     SOLE DISPOSITIVE POWER

           REPORTING                  -0-

            PERSON         -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
             WITH
                                      3,498,419 shares of common stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,498,419 shares of common stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.6% (calculated based upon the number of shares of common stock outstanding as of January 15, 2003, and assuming the conversion of all convertible notes and the exercise of all warrants held by each member of the group of reporting persons filing this Schedule 13D)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  PN
================================================================================

* SEE INSTRUCTIONS.

                               Page 6 of 24 Pages

-------------------                                                 ------------
CUSIP No. 817253107                     13D                         Page 7 of 34
-------------------                                                 ------------
                      [Repeat following page as necessary]

================================================================================
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Dolphin Communications Fund II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
          NUMBER OF        7     SOLE VOTING POWER

           SHARES                4,600,888 shares of common stock
                                 (including 3,286,270 shares of common stock
         BENEFICIALLY            issuable upon conversion of convertible notes
                                 and 688,725 shares of common stock issuable
           OWNED BY              upon exercise of warrants)
                           -----------------------------------------------------
            EACH           8     SHARED VOTING POWER

          REPORTING
                                 3,498,419 shares of common stock
           PERSON          -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
           WITH
                                 4,600,888 shares of common stock (including
                                 3,286,270 shares of common stock issuable upon
                                 conversion of convertible notes and 688,725
                                 shares of common stock issuable upon exercise
                                 of warrants)
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 3,498,419 shares of common stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,099,307 shares of common stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24.5% (calculated based upon the number of shares of common stock outstanding as of January 15, 2003, and assuming the conversion of all convertible notes and the exercise of all warrants held by each member of the group of reporting persons filing this Schedule 13D)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  PN
================================================================================

* SEE INSTRUCTIONS.

                               Page 7 of 24 Pages

-------------------                                                 ------------
CUSIP No. 817253107                      13D                        Page 8 of 34
-------------------                                                 ------------
                      [Repeat following page as necessary]

================================================================================
1 NAMES OF REPORTING PERSONS / I.R.S. DENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Dolphin Communications Parallel Fund II (Netherlands), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
           NUMBER OF       7     SOLE VOTING POWER

            SHARES               516,896 shares of common stock (including 429,
                                 870 shares of common stock issuable upon
         BENEFICIALLY            conversion of convertible notes and 77,376
                                 shares of common stock issuable upon exercise
           OWNED BY              of warrants)
                           -----------------------------------------------------
             EACH          8     SHARED VOTING POWER

          REPORTING              3,498,419 shares of common stock
                           -----------------------------------------------------
            PERSON         9     SOLE DISPOSITIVE POWER

             WITH                516,896 shares of common stock
                                 (including 429,870 shares of
                                 common stock issuable upon
                                 conversion of convertible notes
                                 and 77,376 shares of common stock
                                 issuable upon exercise of
                                 warrants)
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 3,498,419 shares of common stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,015,315 shares of common stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.1% (calculated based upon the number of shares of common stock outstanding as of January 15, 2003, and assuming the conversion of all convertible notes and the exercise of all warrants held by each member of the group of reporting persons filing this Schedule 13D)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  PN
================================================================================

* SEE INSTRUCTIONS.

                               Page 8 of 24 Pages

-------------------                                                 ------------
CUSIP No. 817253107                      13D                        Page 9 of 34
-------------------                                                 ------------
                      [Repeat following page as necessary]

================================================================================
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Dolphin Communications, L.P
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
          NUMBER OF        7     SOLE VOTING POWER

           SHARES                    -0-
                           -----------------------------------------------------
         BENEFICIALLY      8     SHARED VOTING POWER

          OWNED BY                   3,498,419 shares of common stock
                           -----------------------------------------------------
            EACH           9     SOLE DISPOSITIVE POWER

          REPORTING                  -0-
                           -----------------------------------------------------
           PERSON          10    SHARED DISPOSITIVE POWER

            WITH                     3,498,419 shares of common stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,498,419 shares of common stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.6% (calculated based upon the number of shares of common stock outstanding as of January 15, 2003, and assuming the conversion of all convertible notes and the exercise of all warrants held by each member of the group of reporting persons filing this Schedule 13D)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  PN
================================================================================

* SEE INSTRUCTIONS.

                               Page 9 of 24 Pages

-------------------                                                -------------
CUSIP No. 817253107                      13D                       Page 10 of 34
-------------------                                                -------------
                      [Repeat following page as necessary]

================================================================================
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Dolphin Communications II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
          NUMBER OF        7     SOLE VOTING POWER

            SHARES               5,117,785 shares of common stock (including
                                 4,256,141 shares of common stock issuable upon
         BENEFICIALLY            conversion of convertible notes and 766,105
                                 shares of common stock issuable upon exercise
          OWNED BY               of warrants)
                           -----------------------------------------------------
            EACH           8     SHARED VOTING POWER

          REPORTING              3,498,419 shares of common stock
                           -----------------------------------------------------
           PERSON          9     SOLE DISPOSITIVE POWER

            WITH                 5,117,785 shares of common stock (including
                                 4,256,141 shares of common stock issuable upon
                                 conversion of convertible notes and 766,105
                                 shares of common stock issuable upon exercise
                                 of warrants)
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 3,498,419 shares of common stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,616,204 shares of common stock (including 4,256,141 shares of common stock issuable upon conversion of convertible notes and 766,105 shares of common stock issuable upon exercise of warrants)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.0% (calculated based upon the number of shares of common stock outstanding as of January 15, 2003, and assuming the conversion of all convertible notes and the exercise of all warrants held by each member of the group of reporting persons filing this Schedule 13D)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  PN
================================================================================

* SEE INSTRUCTIONS.

                              Page 10 of 24 Pages

-------------------                                                -------------
CUSIP No. 817253107                     13D                        Page 11 of 34
-------------------                                                -------------
                      [Repeat following page as necessary]

================================================================================
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Dolphin Communications I, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
           NUMBER OF       7     SOLE VOTING POWER

            SHARES                   -0-
                           -----------------------------------------------------
         BENEFICIALLY      8     SHARED VOTING POWER

           OWNED BY                  3,498,419 shares of common stock
                           -----------------------------------------------------
            EACH           9     SOLE DISPOSITIVE POWER

          REPORTING                  -0-
                           -----------------------------------------------------
           PERSON          10    SHARED DISPOSITIVE POWER

            WITH                     3,498,419 shares of common stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,498,419 shares of common stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.6% (calculated based upon the number of shares of common stock outstanding as of January 15, 2003, and assuming the conversion of all convertible notes and the exercise of all warrants held by each member of the group of reporting persons filing this Schedule 13D)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  PN
================================================================================

* SEE INSTRUCTIONS.

                              Page 11 of 24 Pages

-------------------                                                -------------
CUSIP No. 817253107                      13D                       Page 12 of 34
-------------------                                                -------------
                      [Repeat following page as necessary]

================================================================================
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Dolphin Communications,  L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
           NUMBER OF       7     SOLE VOTING POWER

            SHARES               5,117,785 shares of common stock (including
                                 4,256,141 shares of common stock issuable upon
         BENEFICIALLY            conversion of convertible notes and 766,105
                                 shares of common stock issuable upon exercise
           OWNED BY              of warrants)
                           -----------------------------------------------------
            EACH           8     SHARED VOTING POWER

          REPORTING              3,498,419 shares of common stock
                           -----------------------------------------------------
           PERSON          9     SOLE DISPOSITIVE POWER

            WITH                 5,117,785 shares of common stock (including
                                 4,256,141 shares of common stock issuable upon
                                 conversion of convertible notes and 766,105
                                 shares of common stock issuable upon exercise
                                 of warrants)
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 3,498,419 shares of common stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,616,204 shares of common stock (including 4,256,141 shares of common stock issuable upon conversion of convertible notes and 766,105 shares of common stock issuable upon exercise of warrants)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.0% (calculated based upon the number of shares of common stock outstanding as of January 15, 2003, and assuming the conversion of all convertible notes and the exercise of all warrants held by each member of the group of reporting persons filing this Schedule 13D)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  PN
================================================================================

* SEE INSTRUCTIONS.

                               Page 12 of 24 Pages

------------------                                                 -------------
CUSIP NO.817253107                    13D                          Page 13 of 34
------------------                                                 -------------
                        [Repeat following as necessary]

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Richard Brekka
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                  AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
           NUMBER OF       7     SOLE VOTING POWER

            SHARES                   8,616,204 shares of common stock (including
                                     4,256,141 shares of common stock issuable
         BENEFICIALLY                upon conversion of convertible notes and
                                     766,105 shares of common stock issuable
           OWNED BY                  upon exercise of warrants)
                           -----------------------------------------------------
             EACH          8     SHARED VOTING POWER

          REPORTING                  -0-
                           -----------------------------------------------------
            PERSON         9     SOLE DISPOSITIVE POWER

             WITH 8,616,204 shares of common stock (including 4,256,141 shares of common stock issuable upon conversion of convertible notes and 766,105 shares of common stock issuable upon exercise of warrants)
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,616,204 shares of common stock (including 4,256,141 shares of common stock issuable upon conversion of convertible notes and 766,105 shares of common stock issuable upon exercise of warrants)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.0% (calculated based upon the number of shares of common stock outstanding as of January 15, 2003, and assuming the conversion of all convertible notes and the exercise of all warrants held by each member of the group of reporting persons filing this Schedule 13D)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
--------------------------------------------------------------------------------

                              Page 13 of 24 Pages

------------------                                                 -------------
CUSIP NO.817253107                    13D                          Page 14 of 34
------------------                                                 -------------
                        [REPEAT FOLLOWING AS NECESSARY]

                  IN
================================================================================

* SEE INSTRUCTIONS.

                              Page 14 of 24 Pages

         This Schedule 13D is filed by Epoch Hosting, Inc., a Delaware corporation ("Hosting"), Epoch Networks, Inc., a California corporation ("Networks"), Epoch Holdings, Inc., a Delaware corporation ("Holdings"), Dolphin Communications Fund, L.P., a Delaware limited partnership ("Dolphin Fund I"), Dolphin Communications Parallel Fund, L.P., a Delaware limited partnership ("Dolphin Parallel I"), Dolphin Communications Fund II, L.P., a Delaware limited partnership ("Dolphin Fund II"), Dolphin Communications Parallel Fund II (Netherlands), L.P. ("Dolphin Parallel II"), Dolphin Communications, L.P., a Delaware limited partnership ("Dolphin Communications"), Dolphin Communications II, L.P., a Delaware limited partnership ("Dolphin Communications II"), Dolphin Communications I, L.L.C., a Delaware limited liability company ("Dolphin I LLC"), Dolphin Communications, L.L.C., a Delaware limited liability company ("Dolphin LLC") and Richard Brekka, an individual ("Brekka," and together with Hosting, Networks, Holdings, Dolphin Fund I, Dolphin Parallel I, Dolphin Fund II, Dolphin Parallel II, Dolphin Communications, Dolphin Communications II, Dolphin I LLC and Dolphin LLC, the "Reporting Persons").

ITEM 1. SECURITY AND ISSUER.

         The class of equity security to which this statement relates is the common stock, $0.001 par value per share (the "Common Stock"), of VitalStream Holdings, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Jenner, Suite 100, Irvine, California 92618.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of the Reporting Persons. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.
         (b)-(c), (f)

         HOSTING, NETWORKS AND HOLDINGS

         Hosting is Delaware corporation. Prior to January 15, 2003, Hosting engaged in the Internet hosting and co-location business. On January 15, 2003, Hosting divested substantially all of its assets and business and is currently in the process of liquidating, therefore, Hosting is not presently engaged in any business.

         Hosting is a wholly owned subsidiary of Networks. Prior to October 10, 2002, Networks engaged in the Internet access business. On October 10, 2002, Networks divested substantially all of its assets and business and is currently in the process of liquidating, therefore, Networks is not presently engaged in any business.

         Networks is a wholly owned subsidiary Holdings. The principal business of Holdings is serving as a holding company for all of the outstanding shares of Networks.

                              Page 15 of 24 Pages

         The principal business and principal office address of Hosting, Networks and Holdings is 555 Anton Boulevard, Costa Mesa, California 92626.

         DOLPHIN FUND I, DOLPHIN PARALLEL I, DOLPHIN COMMUNICATIONS AND DOLPHIN I LLC

         Dolphin Fund I is a Delaware limited partnership. The principal business of Dolphin Fund I is that of a private investment partnership. The sole general partner of Dolphin Fund I is Dolphin Communications.

         Dolphin Parallel I is a Delaware limited partnership. The principal business of Dolphin Parallel I is that of a private investment partnership. The sole general partner of Dolphin Parallel I is Dolphin Communications.

         Dolphin Communications is a Delaware limited partnership. The principal business of Dolphin Communications is that of acting as the general partner of Dolphin Fund I and Dolphin Parallel I. The sole general partner of Dolphin Communications is Dolphin I LLC.

         Dolphin I LLC is a Delaware limited liability company. The principal business of Dolphin I LLC is that of acting as the general partner of Dolphin Communications. Dolphin I LLC is managed by Brekka, its sole managing member.

         The principal business and principal office address of Dolphin Fund I, Dolphin Parallel I, Dolphin Communications and Dolphin I LLC is 750 Lexington Avenue, 16th Floor, New York, New York 10022.

         DOLPHIN FUND II, DOLPHIN PARALLEL II, DOLPHIN COMMUNICATIONS II AND DOLPHIN LLC

         Dolphin Fund II is a Delaware limited partnership. The principal business of Dolphin Fund II is that of a private investment partnership. The sole general partner of Dolphin Fund II is Dolphin Communications II.

         Dolphin Parallel II is a Delaware limited partnership. The principal business of Dolphin Parallel II is that of a private investment partnership. The sole general partner of Dolphin Parallel II is Dolphin Communications II.

         Dolphin Communications II is a Delaware limited partnership. The principal business of Dolphin Communications II is that of acting as the general partner of Dolphin Fund II and Dolphin Parallel II. The sole general partner of Dolphin Communications is Dolphin LLC.

         Dolphin LLC is a Delaware limited liability company. The principal business of Dolphin LLC is that of acting as the general partner of Dolphin Communications II. Dolphin LLC is managed by Brekka, its sole managing member.

         The principal business and principal office address of Dolphin Fund II, Dolphin Parallel II, Dolphin Communications II and Dolphin LLC is 750 Lexington Avenue, 16th Floor, New York, New York 10022.

                               Page 16 of 24 Pages

         BREKKA

         Richard Brekka, the managing member of Dolphin LLC and Dolphin I LLC, is a citizen of the United States and his principal occupation is managing member of Dolphin I LLC and Dolphin LLC

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         On November 1, 2002, Networks and Hosting (collectively, as to both parties, the "Selling Parties") entered into an Asset Purchase Agreement, as amended and restated by that certain Amended and Restated Asset Purchase Agreement, dated January 15, 2003 (as amended and restated, the "Asset Purchase Agreement"), with the Issuer and VitalStream Broadcasting Corporation, a Nevada corporation and wholly owned subsidiary of the Issuer ("Broadcasting," together with the Issuer, the "Buying Parties"). Pursuant to the Asset Purchase
Agreement: (1) the Buying Parties agreed to purchase substantially all of the assets of Hosting and certain assets of Networks related to the Selling Parties' Internet hosting business, (2) the Buying Parties agreed to assume certain liabilities of the Selling Parties related to the Selling Parties' Internet hosting business and (3) the Issuer agreed to pay cash consideration of $200,000 and issue 3,498,419 shares of Common Stock (the "Asset Purchase Agreement Shares") to Hosting (such number of shares subject to adjustment based upon the satisfaction of certain earn-out provisions set forth in the Asset Purchase Agreement). The Asset Purchase Agreement is attached hereto as Exhibit B, and any description herein is qualified in its entirety by reference thereto. The Selling Parties received the Asset Purchase Agreement Shares in consideration for the sale by the Selling Parties of certain of their assets, as described below, accordingly no funds were required.

         On November 1, 2002, Dolphin Fund II, Dolphin Parallel II, the Issuer and Broadcasting entered into a Note And Warrant Purchase Agreement, as amended and restated by that certain Amended and Restated Note And Warrant Purchase Agreement, dated January 15, 2003 (as amended and restated, the "Note Purchase Agreement"). Under the Note Purchase Agreement: (a) Dolphin Fund II acquired convertible notes of the Issuer in the aggregate principal amount of $988,900, which convertible notes were convertible, as of January 15, 2003 into 3,826,270 shares of Common Stock (subject to adjustment as described below) (all such convertible notes issued pursuant to the Note Purchase Agreement, the "Convertible Notes") and a warrant (all such warrants issued pursuant to the Note Purchase Agreement, the "Warrants") to purchase, as of January 15, 2003, 688,728 shares of Common Stock, subject to adjustment as described below, and
(b) Dolphin Parallel II acquired Convertible Notes in the principal amount of $111,100, which Convertible Notes were convertible, as of January 15, 2003, into 429,870

                               Page 17 of 24 Pages
shares of Common Stock (subject to adjustment as described below), and a Warrant to purchase, as of January 15, 2003, 77,376 shares of Common Stock (subject to adjustment as described below). In consideration for their agreement to purchase the Convertible Notes and Warrants, Dolphin Fund II was issued 85,889 shares of Common Stock and Dolphin Parallel Fund II was issued 9,650 shares of Common Stock (collectively, as to all such shares of Common Stock, the "Commitment Fee"). The Notes, Warrants and Commitment Fee were issued in consideration for an aggregate payment by Dolphin Fund II and Dolphin Parallel Fund II of $1,100,000. The Note Purchase Agreement is attached hereto as Exhibit C, and any description herein is qualified in its entirety by reference thereto. The source of funds for such purchase was the working capital, or funds available for investment, of Dolphin Fund II and Dolphin Parallel Fund II.

         At any time and from time to time prior to the payment of the Convertible Note in full, Dolphin Fund II may convert all or any portion of the outstanding principal amount of any Note (plus, at the option of Dolphin Fund II, any accrued and unpaid interest on the principal amount converted) into a number of shares of the Issuer's Common Stock or, at the option of Dolphin Fund II, shares of the Issuer's 2002 Series A Preferred Stock (such Series A Preferred, together with the Common Stock, the "Conversion Stock"). The number of shares of Conversion Stock into which the Convertible Note is subject to adjustment for the issuance of shares of Common Stock pursuant to the Asset Purchase Agreement and certain other agreements to which the Issuer is a party. The Convertible Note is attached hereto as Exhibit D, and any description herein is qualified in its entirety by reference thereto.

         The Warrants are exercisable immediately, for a period of three years ending on January 15, 2006, at an exercise price of $0.3432 per share of Common Stock, subject to adjustment for the issuance of shares of Common Stock pursuant to the Asset Purchase Agreement and certain other agreements to which the Issuer is a party. A form of Warrant is attached hereto as Exhibit E, and any description herein is qualified in its entirety by reference thereto.

ITEM 4. PURPOSE OF THE TRANSACTION.

         The Reporting Persons have acquired securities of the Issuer for investment purposes.

         (b) See the transactions consummated by the Asset Purchase Agreement and Note Purchase Agreement set forth in Item 3 above.

         (c) In connection with the transactions contemplated by the Note Purchase Agreement, Dolphin Fund II, Dolphin Parallel II, the Selling Parties, the Issuer and certain other parties thereto entered into an Investors Rights Agreement, dated November 1, 2002 (the "Investors Rights Agreement"), pursuant to which the number of directors on the board of directors of the Issuer was increased and, subject to certain conditions, Dolphin Fund II and Dolphin Parallel II were granted the right to designate one individual to the Board of Directors of the Issuer. In accordance therewith, on January 9, 2003, Salvatore Tirabassi was elected to the Board of Directors of the Issuer as a representative of Dolphin Fund II and Dolphin Parallel II. The Investors Rights Agreement is attached hereto as Exhibit F, and any description herein is qualified in its entirety by reference thereto.

                               Page 18 of 24 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The following information is based on a total of 33,077,904 shares of Common Stock outstanding as of January 15, 2003, and gives effect to the conversion of all Convertible Notes, and exercise of all Warrants, held by each Reporting Person assuming conversion as of January 15, 2003. As discussed in Item 4, the number of Asset Purchase Agreement shares, and the number of shares of Common Stock into which the Convertible Notes are convertible and the Warrants are exercisable, are subject to adjustment as set forth in each applicable agreement.

                  HOSTING

                  Hosting owns 3,498,419 shares of Common Stock, or approximately 10.6% of the Common Stock outstanding and has sole voting power of over such shares.

                  NETWORKS

                  Networks, as the parent of Hosting has sole voting power over the approximately 3,498,419 shares of Common Stock held by Hosting and may be deemed to beneficially own the shares held by Hosting.

                  HOLDINGS

                  Holdings, as the parent of Networks and indirect parent of Hosting has sole voting power over the approximately 3,498,419 shares of Common Stock held by Hosting and may be deemed to beneficially own the shares held by Hosting.

                  DOLPHIN FUND I, DOLPHIN PARALLEL I, DOLPHIN FUND II AND DOLPHIN PARALLEL II

                  Dolphin Fund I, Dolphin Parallel I, Dolphin Fund II and Dolphin Parallel II collectively own approximately 92% of the shares of common stock of Holdings (as determined on a fully diluted basis), Hosting's indirect parent, have shared voting power of the shares of Common Stock held by Hosting and together may be deemed to beneficially own the shares held by Hosting.

                  Dolphin Fund II has sole voting power over the approximately 4,600,888 shares of Common Stock acquired pursuant to the Note Purchase Agreement, or approximately 13.8% of the Common Stock outstanding.

                  Dolphin Parallel II has sole voting power over the approximately 516,896 shares of Common Stock acquired pursuant to the Note Purchase Agreement, or approximately 1.6% of the Common Stock outstanding.

                  DOLPHIN COMMUNICATIONS AND DOLPHIN COMMUNICATIONS II

                  Dolphin Communications, as the general partner of Dolphin Fund I and Dolphin Parallel I, and Dolphin Communications II, as the general partner of Dolphin Fund II and Dolphin Parallel II have shared voting power of the shares of Common Stock held by Hosting and may be deemed to beneficially own those shares. Dolphin Communications II has sole

                               Page 19 of 24 Pages
voting power over the shares of Common Stock held by Dolphin Fund II and Dolphin Parallel II and may be deemed to beneficially own those shares.

                  DOLPHIN I LLC AND DOLPHIN LLC

                  Dolphin I LLC, as the general partner of Dolphin Communications, may be deemed to beneficially own the securities held by Hosting. Dolphin LLC, as the general partner of Dolphin Communications II, may be deemed to beneficially own the shares of Common Stock held by Dolphin Fund II and Dolphin Parallel II and have sole voting power over those shares of Common Stock. Dolphin I LLC and Dolphin LLC have shared voting power of the shares of Common Stock held by Hosting.

                  BREKKA

                  Richard Brekka is the managing member of Dolphin I LLC and Dolphin LLC and may be deemed to beneficially own, and have sole voting power over, the shares of Common Stock held by Hosting, Dolphin Fund II and Dolphin Parallel II.

         (c)      Not Applicable.

         (d)      Not Applicable.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In addition to those agreements discussed in Item 4 above, the Issuer entered into a registration agreement dated as of November 1, 2002 with Dolphin Fund II and Dolphin Parallel II (the "Registration Agreement") pursuant to which, subject to certain limitations, the Issuer has agreed to register shares of Common Stock of the Issuer held by, and at the request of, Dolphin Fund II and Dolphin Parallel II. The Registration Agreement is attached hereto as Exhibit G, and any description herein is qualified in its entirety by reference thereto.

         The Issuer, Dolphin Fund II and Dolphin Parallel II have also entered into an Escrow Agreement dated January 15, 2003 (the "Escrow Agreement"), pursuant to which the Selling Parties have agreed to place a portion of the Asset Purchase Agreement Shares into escrow so that such shares will be available to satisfy any amounts which may be owed by the Selling Parties to the Issuer under the indemnification provisions set forth in the Asset Purchase Agreement. In the event of a breach by the Selling Parties in certain representations, warranties, covenants and agreements set forth in the Asset Purchase Agreement, up to one-half of the Asset Purchase Agreement Shares may be returned to the Issuer. The Escrow Agreement is attached hereto as Exhibit H, and any description herein is qualified in its entirety by reference thereto.

                               Page 20 of 24 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit A  --  Group Agreement

 Exhibit B  --  Amended and Restated Asset Purchase Agreement dated January 15,
                2003

 Exhibit C  --  Amended and Restated Note Purchase Agreement dated January 15,
                2003

 Exhibit D  --  Form of Convertible Note

 Exhibit E  --  Form of Stock Purchase Warrant

 Exhibit F  --  Investors Rights Agreement dated November 1, 2002

 Exhibit G  --  Registration Agreement dated November 1, 2002

 Exhibit H  --  Escrow Agreement dated January 15, 2003

                               Page 21 of 24 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2003

                              EPOCH HOSTING, INC.

                                  By:/s/ Karen Muller
                                     -------------------------------------------
                                     Name:  Karen Muller
                                     Title: Secretary

                              EPOCH NETWORKS, INC.

                                  By:/s/ Karen Muller
                                     -------------------------------------------
                                     Name:  Karen Muller
                                     Title: Secretary

                              EPOCH HOLDINGS, INC.

                                  By:/s/ Karen Muller
                                     -------------------------------------------
                                     Name:  Karen Muller
                                     Title: Secretary

                              DOLPHIN COMMUNICATIONS FUND, L.P.

                              By: Dolphin Communications, L.P.,
                                  Its General Partner

                              By: Dolphin Communications I, L.L.C.,
                                  Its General Partner

                                  By:/s/ Richard Brekka
                                     ------------------------------------------
                                     Name:  Richard J. Brekka
                                     Title: President

                               Page 22 of 24 Pages

                              DOLPHIN COMMUNICATIONS PARALLEL FUND,
                              L.P.

                              By: Dolphin Communications, L.P.,
                                  Its General Partner

                              By: Dolphin Communications I, L.L.C.,
                                  Its General Partner

                                  By:/s/ Richard Brekka
                                     -------------------------------------------
                                     Name:  Richard J. Brekka
                                     Title: President

                              DOLPHIN COMMUNICATIONS FUND II, L.P.

                              By: Dolphin Communications II, L.P.,
                                  Its General Partner

                              By: Dolphin Communications, L.L.C.,
                                  Its General Partner

                                  By:/s/ Richard Brekka
                                     -------------------------------------------
                                     Name:  Richard J. Brekka
                                     Title: President

                              DOLPHIN COMMUNICATIONS PARALLEL FUND
                              II (NETHERLANDS), L.P.

                              By: Dolphin Communications II, L.P.,
                                  Its General Partner

                              By: Dolphin Communications, L.L.C.,
                                  Its General Partner

                                  By:/s/ Richard Brekka
                                     ------------------------------------------
                                     Name:  Richard J. Brekka
                                     Title: President

                              DOLPHIN COMMUNICATIONS, L.P.

                              By: Dolphin Communications I, L.L.C.,
                                  Its General Partner

                                  By:/s/ Richard Brekka
                                     -------------------------------------------
                                     Name:  Richard J. Brekka
                                     Title: President

                               Page 23 of 24 Pages

                              DOLPHIN COMMUNICATIONS I, L.L.C.,

                                  By:/s/ Richard Brekka
                                     -------------------------------------------
                                     Name:  Richard J. Brekka
                                     Title: Managing Member

                              DOLPHIN COMMUNICATIONS II, L.P.

                              By: Dolphin Communications, L.L.C.,
                                  Its General Partner

                                  By:/s/ Richard Brekka
                                     -------------------------------------------
                                     Name:  Richard J. Brekka
                                     Title: President

                              DOLPHIN COMMUNICATIONS, L.L.C.

                                  By:/s/ Richard Brekka
                                     -------------------------------------------
                                     Name:  Richard J. Brekka
                                     Title: Managing Member

                              RICHARD BREKKA

                                     /s/ Richard Brekka
                                     -------------------------------------------

                               Page 24 of 24 Pages